KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northfield Bancorp, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8, of Northfield Bancorp, Inc. (the Company), of our reports dated March 15, 2012, relating to the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports are included in the Registration Statement on Form S-l of Northfield Bancorp. Inc.

/s/ KPMG LLP

Short Hills, New Jersey
January 28, 2013